EXHIBIT 99.23

Suite 2200, 130 Adelaide Street West

Toronto, Ontario

Canada M5H 3P5

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the “Meeting”) of the Shareholders of Alamos Gold Inc. (the “Company”) will be held at the TMX Broadcast and Conference Centre located at the street level of The Exchange Tower, 130 King St. West, Toronto, Ontario, on Thursday, the 31st day of May, 2012 at the hour of 4:00 p.m. (local time), for the following purposes:

1.	To receive the report of the Directors to the Shareholders;

2.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors therein;

3.	To determine the number of Directors at six;

4.	To elect six Directors, and to fix their terms of office;

5.	To appoint Auditors and to authorize the Directors to fix their remuneration;

6.	To consider, and if thought fit, approve an ordinary resolution approving amendments to the Company’s Amended Stock Option Plan (the “Plan”) and approving all unallocated options which may be granted under the Plan as more particularly described in the Management Information Circular; and

7.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Company’s Management Information Circular and form of Proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice.

Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to read the notes accompanying the Proxy and complete and return the Proxy to the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by mail, telephone voting (1.866-732-8683), internet voting (www.investorvote.com) or fax (1-866-249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting. A shareholder entitled to vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his stead.

DATED at Toronto, Ontario, this 26th day of April, 2012.

BY ORDER OF THE BOARD

/s/ John A. McCluskey

John A. McCluskey

President and Chief Executive Officer